[HEAD logo]

Press Release

HEAD NV Announces Results for the Three Months ended 31
March 2004

Amsterdam - May 13th 2004 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 31 March 2004 compared to the three months ended 31 March 2003:

o    Net revenues increased by 28.3% to $94.4 million

o Operating loss before restructuring costs decreased by $4.0 million to a $4.4 million loss

o Operating loss decreased by $4.2 million to a $4.6 million loss

o    Net loss increased by $4.5 million to a $14.4 million loss

Johan Eliasch, Chairman and CEO, commented:

"We have made a good start to 2004, with reported Q1 net revenues up in all of our divisions and improvements to both our gross margin and operating profit margin.

Our net loss for the quarter increased due to increased interest expenses associated with our 8.5% senior note issuance in January. This caused a one-time charge of $7.5 million due to the write-off of the capitalized debt issuance costs and the premium for early redemption of our old 10.75% senior notes.

We are encouraged by signs of an improvement in economic conditions and of increased demand for sporting goods equipment. In particular, in the first quarter of 2004 TIA data shows that the market for both tennis racquets and balls in the US showed the biggest year-on-year quarterly increase for over five years and for the first time in one and a half years the Japanese tennis racquet market did not decline".

Revenues

                                                    For the Three Months Ended
                                                             31 March,
                                                         2003            2004
                                                    ---------------------------
Product category:
Winter Sports..............................         $    16,451      $   22,082
Racquet Sports.............................              42,424          49,512
Diving.....................................              12,444          19,914
Licensing..................................               2,281           2,891
                                                    ---------------------------
  Total Revenues...........................         $    73,600      $   94,399
                                                    ===========================

Winter Sports

Winter Sports revenues for the three months ended March 31, 2004 increased by $5.6 million, or 34.2%, to $22.1 million from 16.5 million in the comparable 2003 period. This increase was due to higher sales volumes of bindings and snowboard products, increased average sales prices resulting from improved product mix and the strengthening of the euro against the U.S. dollar.

Racquet Sports

Racquet Sports revenues for the three months ended March 31, 2004 increased by $7.1 million, or 16.7%, to $49.5 million from $42.4 million in the comparable 2003 period. This mainly resulted from improved sales prices in tennis racquets, higher sales volumes in balls and the strengthening of the euro against the U.S. dollar.

Diving

Diving revenues for the three months ended March 31, 2004 increased by $7.5 million, or 60.0%, to $19.9 million from $12.4 million in the comparable 2003 period, mainly due to increased sales volumes resulting from earlier shipment of products compared to last year as a result of better product availability and delivery efficiency and the strengthening of the euro against the U.S. dollar. The effect of the earlier shipments will reverse in the second quarter of 2004.

Licensing

Licensing revenues for the three months ended March 31, 2004 increased by $0.6 million, or 26.8%, to $2.9 million from $2.3 million in the comparable 2003 period due to new licensing agreements as well as timing impacts, partially offset by run-offs of licensing agreements and the strengthening of the euro against the U.S. dollar.

Profitability

For the three months ended March 31, 2004, gross profit increased by $9.8 million to $36.5 million from $26.8 million in the comparable 2003 period due to revenue and margin increases. Gross margin increased to 38.7% in 2004 from 36.3% in the comparable 2003 period due to improved operating performance and the product mix of sales.

For the three months ended March 31, 2004, selling and marketing expenses increased by $3.8 million, or 14.4%, to $30.1 million from $26.3 million in the comparable 2003 period. This increase was due to higher revenues as well as the strength of the euro against the U.S. dollar.

For the three months ended March 31, 2004, general and administrative expenses increased by $2.0 million, or 23.6%, to $10.7 million from $8.7 million in the comparable 2003 period. This increase was mainly due to the strength of the euro against the U.S. dollar.

For the three months ended March 31, 2004 and 2003, respectively, we also recorded $0.1 million and $0.2 million of non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

In addition, in the three months ended March 31, 2004 we recorded restructuring costs of $0.3 million consisting of dismissal and transportation costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallinn, Estonia. In comparison, in the three months ended March 31, 2003 we incurred restructuring costs of $0.5 million consisting of severance payments, stay bonuses and excess rent due to the movement of our US winter sports organization to our U.S. headquarters.

As a result of the foregoing factors, our operating loss for the three months ended March 31, 2004 decreased by $4.2 million to $4.6 million from $8.9 million in the comparable 2003 period.

For the three months ended March 31, 2004, interest expense increased by $9.5 million, or 280.6%, to $12.9 million from $3.4 million in the comparable 2003 period. This increase was mainly due to the write-off of capitalized debt issuance costs of $3.1 million relating to our former 10.75% senior notes, which were repaid upon issuance of our new 8.5% senior notes in January 2004; the premium of $4.4 million for the early redemption of the 10,75% senior notes; and higher interest expenses due to higher debt of the group. In addition, this increase was also influenced by the strength of the euro against the U.S. dollar.

For the three months ended March 31, 2004, interest income increased by $0.1 million, or 53.2%, to $0.4 million from $0.3 million in the comparable 2003 period. This increase was due to higher cash on hand.

For the three months ended March 31, 2004, we had a foreign currency gain of $0.1 million compared to a nominal loss in the comparable 2003 period.

For the three months ended March 31, 2004, other income, net remained insubstantial as in the comparable 2003 period.

For the three months ended March 31, 2004, income tax benefit was $2.6 million, an increase of $0.5 million compared to income tax benefit of $2.1 million in the comparable 2003 period. This increase relates to a higher loss before income taxes.

As a result of the foregoing factors, for the three months ended March 31, 2004, we had net loss of $14.4 million, compared to net loss of $9.9 million in the comparable 2003 period.

2004 Outlook

In terms of guidance for the remainder of 2004, we reiterate the guidance we gave in February at the time of our 2003 results announcement. This is that whilst we do not expect conditions in the sporting goods market to improve dramatically during 2004, we believe the signs are that there will be some growth in demand in our product categories.

We intend to continue to launch innovative products to help stimulate market demand and also to grow our market share.

We also expect to largely complete our restructuring program during 2004 and the benefits of this will be felt from 2004 onwards.

In conclusion, we expect reported revenues and operating profits, excluding one-time charges, for 2004 to be ahead of the levels achieved in 2003.

Due to a reduction in the Austrian income tax rate from 34% to 25% we will have to release a proportion of our capitalised tax losses during 2004. Whilst this will affect the tax charge in our profit and loss account, it will not impact our cashflow."

Consolidated Results

                                                     For the Three Months Ended 31 March,
                                                     ------------------------------------
                                                          2003                  2004
                                                       ----------            ----------
REVENUES
Total revenues.......................................  $   73,600            $   94,399
Cost of sales........................................      46,848                57,851
                                                       ----------            ----------
  Gross profit.......................................      26,752                36,548
                                                       ==========            ==========
  Gross margin.......................................       36.3%                 38.7%
Selling & marketing expense..........................      26,287                30,080
General & administrative expense (excl. non-cash
compensation expense)................................       8,659                10,705
Non-cash compensation expense........................         164                   139
Restructuring costs..................................         530                   272
                                                       ----------            ----------
  Operating loss ....................................     (8,888)               (4,648)
                                                       ==========            ==========
Interest expense.....................................     (3,382)              (12,871)
Interest income......................................         263                   403
Foreign exchange gain (loss).........................         (3)                   79
Other income (expense), net..........................          27                   (6)
                                                       ----------            ----------
  Loss from operations before income taxes...........    (11,983)              (17,043)
Income tax benefit...................................       2,129                 2,648
                                                       ----------            ----------
  Net loss...........................................  $  (9,854)           $  (14,394)
                                                       ==========            ==========

About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Gustavo Kuerten, Marat Safin, Hannes Trinkl and Maria Riesch.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: htmcv@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company's quarterly report for the period ended 31 March 2004.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.